Exhibit 99.2

UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

Introduction

On June 8, 2026, Galmed Pharmaceuticals Ltd. (the “Company”) entered into a Share Purchase Agreement (the “SPA”) with Colospan Ltd. (“Colospan”), the shareholders of Colospan that are parties thereto, who hold more than 92% of the voting power of the outstanding capital stock of Colospan, and Boaz Assaf, solely in his capacity as the representative of the shareholders of Colospan, pursuant to which, subject to the terms and conditions of the SPA, the Company will purchase all of the issued and outstanding share capital of Colospan. Closing of the acquisition is expected to occur in the second quarter of 2026.

As consideration for the sale of all of the issued and outstanding capital stock of Colospan, the Company will (i) pay the Colospan shareholders and SAFE investors an aggregate amount of $2,500,000 in cash, which will be allocated among the Selling Shareholders and certain SAFE investors (the “Cash Consideration”) and (ii) issue to the Colospan shareholders and SAFE investors an aggregate amount of the Company’s ordinary shares equal to $2,000,000 calculated prior to closing based on the “Purchaser Share Value” (the “Consideration Shares”). Purchaser Share Value means the average of the closing prices per share of the Company on Nasdaq for the five (5) consecutive trading days ending on (and including) the trading day that is one (1) trading day prior to the closing date. Any Colospan shareholder or SAFE investor who as a consequence of the issuance of the Consideration Shares would become a beneficial owner of more than 4.99% of the Company’s ordinary shares shall be issued a pre-funded warrant to purchase ordinary shares of the Company at a nominal exercise price for any shares in excess of 4.99%, with such pre-funded warrant including a 4.99% blocker.

An aggregate of 7.5% of each of the Cash Consideration and Consideration Shares issuable by the Company will be held in an escrow fund for a period of 12 months for purposes of satisfying any post-closing indemnification claims under the SPA. Pursuant to the SPA, Colospan has agreed to cancel, terminate, and extinguish any outstanding stock options and warrants at closing without any right to receive any consideration.

The SPA provides that for a period of 24-months from closing, each Colospan shareholder and SAFE holder that receives Consideration Shares shall be prohibited from effecting a sale, transfer, pledge or other disposition of the Consideration Shares subject to certain “permitted transfers”. In addition, the SPA provides that each such person that is locked up shall grant an irrevocable proxy to the the Company’s board of directors to vote the shares during the lock-up period.

The following unaudited pro forma combined balance sheet as of December 31, 2025 combines the unaudited historical consolidated balance sheet of the Company as of December 31, 2025, with the historical balance sheet of Colospan as of December 31, 2025, giving effect to the acquisition, as if they had been consummated as of December 31, 2025. The unaudited pro forma combined statement of operations for the year ended December 31, 2025, gives effect to the acquisition, as if it had been completed on January 1, 2025, the beginning of the earliest period presented.

The unaudited pro forma combined financial information does not purport to be indicative of the financial position and results of operations that the Company will obtain in the future, or that the Company would have obtained if the Acquisition had been consummated as of the dates indicated above.

The pro forma adjustments are based upon currently available information and upon certain assumptions that the Company believes are reasonable. The unaudited pro forma combined financial statements should be read in conjunction with the historical consolidated financial statements of the Company.

The unaudited pro forma combined balance sheet as of December 31, 2025, has been prepared using, and should be read in conjunction with, the following:

●	Galmed’s audited consolidated balance sheet as of December 31, 2025 and the related notes; and

●	Colospan’s audited balance sheet as of December 31, 2025, and the related notes.

The unaudited pro forma combined statement of operations for the year ended December 31, 2025, has been prepared using, and should be read in conjunction with, the following:

●	Galmed’s consolidated statement of operations for the year ended December 31, 2025, and the related notes; and

●	Colospan’s statements of operations for the year ended December 31, 2025, and the related notes.

Unaudited Pro Forma Combined Balance Sheet

As of December 31, 2025

(U.S Dollars in thousands, except per share amounts)

			Transaction
			Accounting		Pro Forma
	Galmed	Colospan	Adjustments		Combined
Assets
Current assets
Cash and cash equivalents	$3,985	910	(2,800	) (A)(E)	2,095
Restricted cash	124		-		124
Restricted deposit	-	30	-		30
Short-term deposits	7,146	-	-		7,146
Marketable debt securities	7,025	-	-		7,025
Other receivables	347	48	-		395
Total current assets	18,627	988	(2,800)		16,815

Long term prepaid expenses	-	18			18
Operating lease right-of-use assets	-	188	-		188
Fixed assets, net	-	56	-		56
Goodwill and intangible assets	-	-	4,226	(F)	4,226
Total non-current assets	-	262	4,226		4,488

Total assets	$18,627	1,250	1,426		21,303

Liabilities and stockholders’ equity

Current liabilities
Trade payables	$2,003	13	-		2,016
Other payables	842	583	-		1,425
Convertible Safe Note	-	3,727	(3,727	)(B)	-
Total current liabilities	2,845	2,866	(3,727)		3,441

Long-term Lease-liability	-	80			80
Total non-current liabilities	-	80	-		80

Preferred shares, NIS 0.01 NIS par value – Authorized: 494,547 shares as of December 31, 2025 and 2024; Issued and outstanding: 298,840 as of December 31, 2025 and 2024; Aggregate liquidation preference of $29,790 thousand and $32,173 thousand as of December 31, 2025 and 2024;	-	12,400	(12,400	)(C)	-
Stockholders’ equity
Ordinary shares, par value NIS 1.80 per share; Authorized 900,000,000 shares; Issued and outstanding: 6,581,390 and 1,664,884 shares as of December 31, 2025 and December 31, 2024, respectively	3,408	-	2,000	(E)	5,408
Ordinary shares, of NIS 0.01 par value each; Authorized: 9,700,453 shares as of December 31, 2025 and 2024. Issued and outstanding: 53,220 shares as of December 31, 2025 and	-	1	(1	)(D)	-
Additional paid-in capital	223,455	15,035	(15,035	)(D)	223,455
Accumulated other comprehensive loss	(303)	-	-		(303)
Accumulated deficit	(210,778)	(16,732)	16,732	(D)	210,778
Total stockholders’ equity	15,782	(15,553)	17,553		17,782

Total liabilities and stockholders’ equity	$18,627	1,250	1,426		21,303

See accompanying notes to unaudited pro forma combined financial information.

Unaudited Pro Forma Combined Income Statement

For the Year Ended December 31, 2025

(U.S Dollars in thousands, except per share amounts)

			Transaction
			Accounting	Pro Forma
	Galmed	Colospan	Adjustments	Combined
Research and development expenses	4,874	1,059	-	5,954
Sales and marketing expenses	-	161	-	161
General and administrative expenses	3,636	602	-	4,238
Total operating loss	8,510	1,822	-	10,353
Financial income, net	(741)	(40)	-	(781)
Financial expenses related to SEPA	79	-	-	79
Gain in change of fair value of convertible safe	-	(2,098)	-	(2,098)
Impairment on associate and associated loan	2,461	-	-	2,461
Net loss (gain)	10,309	(316)	-	9,993

See accompanying notes to unaudited pro forma combined financial information.

Note 1 - Basis of Presentation

In accordance with Article 11-02 of Regulation S-X, the objective of the pro forma financial information is to provide investors with information about the continuing impact of a particular transaction by illustrating how the Acquisition of Colospan by the Company might have affected the Company’s historical financial statements if the transaction had been consummated at an earlier time.

Galmed’s and Colospan’s historical financial statements were prepared in accordance with U.S. GAAP and are denominated in U.S. dollars. The accounting policies used in the preparation of the unaudited pro forma combined financial information are consistent with those described in the Company’s unaudited financial statements as of and for the year ended December 31, 2025.

Management performed a comprehensive review of the accounting policies between the two entities. Management is currently not aware of any significant accounting policy differences and has therefore not made any adjustments to the pro forma combined financial information related to any potential differences.

The unaudited pro forma combined financial information does not include the realization of any cost savings from operating efficiencies, synergies or other restructuring activities which might result from the Acquisition.

The historical combined financial information has been adjusted to give effect to pro forma events that are (1) directly attributable to the Acquisition, (2) factually supportable, and (3) with respect to the statement of income (loss), expected to have a continuing impact on the combined results.

The Acquisition was accounted for as a business combination using the acquisition method of accounting under the provisions of ASC 805, Business Combinations (“ASC 805”), and using the fair value concepts defined in ASC 820, Fair Value Measurements (“ASC 820”). Galmed was determined as the accounting acquirer in the transaction based on an analysis of the criteria outlined in ASC 805 and the facts and circumstances specific to this transaction. Under ASC 805, all assets acquired, and liabilities assumed are recorded at their acquisition date fair value, while transaction costs associated with the business combination are expensed as incurred. The excess of acquisition consideration over the estimated fair value of assets acquired and liabilities assumed, if any, is allocated to goodwill and intangible assets. The determination of the fair values of the assets acquired and liabilities assumed (and the related determination of estimated useful lives of amortizable identifiable intangible assets) requires significant judgment and estimates. The estimates and assumptions used include the projected timing and amount of future cash flows and discount rates reflecting risk inherent in the future cash flows related to the businesses acquired. Although the Company believes the fair values assigned to the assets acquired and liabilities assumed from the acquisition are reasonable, new information may be obtained about facts and circumstances that existed as of the date of the acquisition during the twelve-month period following the acquisition which could cause actual results to differ materially from the unaudited pro forma combined financial information.

Note 2. Preliminary Purchase Price Allocation (“PPA”)

The fair value of the consideration transferred is based on preliminary estimates as of the acquisition date. The purchase price allocation presented herein is preliminary and subject to revision upon completion of management’s valuation analyses and other procedures required under ASC 805, Business Combinations.

The acquired company is a development-stage entity that has not generated revenues and is primarily engaged in research and development activities. Management has not yet completed a detailed valuation analysis of the identifiable intangible assets acquired, including any in-process research and development (“IPR&D”), developed technology, or other identifiable intangible assets that may exist.

Accordingly, for purposes of the unaudited pro forma combined financial information, the excess of the preliminary purchase consideration over the preliminary fair value of the identifiable net assets acquired has been recorded as goodwill and intangible assets.

The following table summarizes the preliminary allocation of the purchase consideration:

USD In
Preliminary Aggregate Purchase Consideration	thousands
Cash	$2,500
Ordinary Shares	$2,000
Total Acquisition Consideration	4,500

Ordinary shares to be issued to the former shareholders of Colospan as consideration for the acquisition, with an aggregate fair value of approximately $2.0 million. The final number of shares to be issued will be determined based on the closing market price of the Company’s ordinary shares as of the closing date.

The aggregate preliminary purchase consideration allocation to assets acquired and liabilities assumed is provided throughout these notes to the unaudited pro forma combined financial statements and is presented as if the closing date were December 31,2025.

The following table provides a summary of the preliminary aggregate purchase consideration allocation of assets acquired, liabilities assumed and intangible assets preliminary estimate of their respective fair values using a third-party appraiser:

USD In
Preliminary Aggregate Purchase Consideration Allocation	Thousands
Cash and cash equivalent	610
Restricted Deposit	30
Other Receivables	48
Long term prepaid expenses	18
Operating lease right-of-use assets	188
Fixed assets, net	56
Trade payables	(13)
Other payables	(583)
Long-term Lease-liability	(80)
Goodwill and intangible assets	4,226
Total purchase price consideration	4,500

The preliminary aggregate purchase consideration allocation set forth above reflects the recording of goodwill and intangible assets of $4.2 million. Goodwill and intangible assets represent the excess of the preliminary aggregate purchase consideration over the preliminary estimated fair values of recorded tangible assets acquired and liabilities assumed in the Acquisition. The actual amount of goodwill and intangible assets to be recorded in connection with the Acquisition is subject to change once the valuation of the fair value of tangible and intangible assets acquired and liabilities assumed has been completed. The final valuation of such assets and liabilities is expected to be completed as soon as practicable but no later than one year after the consummation of the Acquisition.

The determination of the preliminary fair values of the assets acquired and liabilities assumed requires the use of estimates and assumptions and is subject to refinement during the measurement period prescribed by ASC 805.

Management believes that the preliminary fair values assigned to the identifiable assets acquired and liabilities assumed are reasonable based on information currently available. However, additional information regarding facts and circumstances that existed as of the acquisition date may become available during the measurement period, which could result in adjustments to the preliminary purchase price allocation.

In particular, the Company has not yet completed its assessment of potential identifiable intangible assets acquired in the transaction. Accordingly, the final allocation of the purchase consideration, including the amount ultimately assigned to goodwill and identifiable intangible assets, may differ materially from the amounts presented in the unaudited pro forma combined financial information.

Note 3 - Pro Forma Adjustments

The unaudited pro forma combined financial statements include pro forma adjustments that are (i) directly attributable to the transaction. which was completed the closing date, and (ii) factually supportable. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

The pro forma adjustments reflect the purchase price allocation (“PPA”) determined as if the closing date were December 31, 2025, based on the estimated fair values of the assets acquired and liabilities assumed in accordance with ASC 805, Business Combinations. Additionally, the unaudited pro forma combined financial statements do not give effect to revenue synergies, operating efficiencies or cost savings that may be achieved with respect to the combined company.

The unaudited pro forma combined financial information is based upon the historical consolidated and consolidated financial statements of the Company and of Colospan and certain adjustments which the Company believes are reasonable to give effect to the transaction. These adjustments are based upon currently available information and certain assumptions, and therefore, the actual adjustments will likely differ from the pro forma adjustments. In particular, such adjustments include information based upon the Company’s preliminary allocation of the PPA consideration, which is subject to adjustment based upon the completion of the Company’s valuation analysis.

A.

Reflecting the total estimated transaction costs amount of approximately $0.3 million, consisting of legal, accounting, and other professional fees incurred or expected to be incurred in connection with the Acquisition.

B.	Reflecting the elimination of the Colospan Convertible safe notes upon the Closing of the Acquisition in accordance with the Colospan Convertible safe notes terms.

C.	Reflecting the elimination of Colospan’s convertible preferred shares

D.	Reflecting the elimination of Colospan’s historical equity

E.	Reflecting the preliminary aggregate purchase consideration of approximately $4.5 million, consisting of $2.5 million paid in cash and $2.0 million settled through the issuance of the Company’s equity securities, as part of the acquisition transaction (see also Note 2 above).

F.

Reflecting the goodwill and intangible assets valued at $4.2 million, which represents the excess of the preliminary purchase price over the fair value of the assets acquired and liabilities assumed (see also Note 2 above).